

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
Matthew Zipchen
Chief Executive Officer
Media Mechanics, Inc.
100 Western Battery Rd., Suite 160
Toronto, ON, Canada
M6K 3S2

> **Re:** **Media Mechanics, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 6, 2012**
> **File No. 333-180611**

Dear Mr. Zipchen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

   • Describe how and when a company may lose emerging growth company status;

   • A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   • Your election under Section 107(b) of the Act:

- o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

Registration Statement Facing Page

2.   We note you have disclosed your primary SIC code as 2741. The EDGAR system lists the SIC code for your company as 7370. Please revise your facing page accordingly or advise. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

Prospectus Cover Page, page 1

3.   We note that there is another company by the name of Media Mechanics. See http://www.media-mechanics.com/. Please provide appropriate disclosure on your cover page to eliminate any possible confusion with this other company, or tell us why you do not believe such disclosure is necessary. Refer to the Instruction to Item 501(b)(1) of Regulation S-K.

4.   We note the chart presenting the proceeds to the company from the offering depending on the percentage of shares sold. This presentation of proceeds does not appear net of offering costs, which you estimate elsewhere in the filing to be approximately $50,000. Please revise the chart on the cover page as appropriate to indicate that it presents gross proceeds before offering costs, or alternatively to reflect net proceeds.

Summary Information, page 5

5.   The prospectus summary is intended to provide a brief overview of the key aspects of the offering. Your summary repeats much of the information discussed in your business section. Please refer to the Instruction to Item 503(a) of Regulation S-K and revise accordingly.

6.   Please disclose why the company is conducting an offering and becoming a reporting company in light of the following disclosures made in your filing:

- The company's success depends on its officers and directors, but the company's officers and directors:

    o   have no experience in the company's proposed business operations;

    o   have no experience in running a public company that is a reporting company with the Securities and Exchange Commission; and

    o   devote only part of their time to the company;

- The offering is for minimal funds that likely will be insufficient to begin business operations, pay for the costs of the offering, and meet the costs of being a Section 15(d) reporting company;

- The company's common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company's ability raise funds through equity financings or to use its shares as consideration; and

- The company's common stock will likely be a penny stock.

7.   You state on page 5 that your to-be-developed software "will offer" clients a web-based interface where for a fee they "will have" access to various tools and capabilities. As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives. This comment applies to disclosure throughout your filing, including your business section and MD&A. Examples of disclosures in these sections that should be revised are your statements that you "will register" your website "on a large number of search engines," and that you "will also purchase AdWords on Google." Please revise accordingly.

8.   The second and third paragraphs on page 6 appear similar. Please consolidate these into a single paragraph and clarify the amount that you believe you will need to raise in order to develop a first version of your software, meet your SEC reporting requirements, and "operate [y]our business," as your disclosures in this respect are currently unclear. Please also ensure that these disclosures are consistent with related disclosures elsewhere in the filing. In this regard we note the following statement on page 23: "Management believes that selling 50% of proposed offering [sic] will constitute sufficient funds to set this aspect of its business plan in motion."

Risk Factors, page 8

General

9.   A number of your risk factors appear substantially similar or identical to others presented in this section. Please review your disclosure generally to avoid repetition and to ensure that each risk factor presented clearly conveys a separate, detailed risk to investors regarding your company, your industry or the offering.

10.   In addition, certain risk factor disclosures regarding your planned business and sources of revenues appear inconsistent with disclosures elsewhere in the filing. For example, on page 12 you state that "the Internet dating website review industry specifically and the provision of online content in general, is extremely competitive [sic]," and that you "expect to generate the majority of [y]our revenues through advertising and user referral agreements." Please revise your filing as appropriate.

11.   We note your disclosure at the bottom of page 17 indicating that you are a shell company as defined in Securities Act Rule 405. In light of your status as a shell company, please add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain operations.

12.   We note your disclosure on page 31 that upon the effective date of your registration statement, you will be subject to the reporting requirements of Section 15(d) of the Exchange Act and will not have a class of securities registered under Section 12 of that act. Please consider adding a risk factor informing potential investors of how the more limited regulatory requirements imposed on Section 15(d) registrants are more limited than those imposed upon fully reporting companies and the resulting risks.

13.   We note that you currently have only two shareholders and given the size of your proposed offering, it appears likely that you will have less than 300 shareholders following the completion of the offering. Please consider adding risk factor disclosure that informs stockholders of the possibility that your reporting obligations may be suspended due to a limited number of shareholders, as well as the resultant risks in that event.

"The offering price of the common stock…," page 9

14.   The heading to this risk factor states that the offering price of the common stock ($0.02/share) was determined based on the price of your private offering. Please explain or revise this statement as appropriate, in light of your disclosure on page II-1 regarding recent unregistered sales stating that you sold shares of your common stock to your officers for $0.01/share.

<u>"In the event that the company's shares are traded…," page 9</u>

15.   You disclose that under certain circumstances your common stock "could be" considered a penny stock. The effect of this and similar disclosures throughout the filing is to provide an unrealistically-optimistic view of the company's business status and the risks it faces. Accordingly, please revise your risk factors to reflect that your common stock <u>will be</u> classified as a penny stock, as appears to be the case. Please make conforming changes to similar disclosures throughout the filing.

<u>"Since our company's directors currently own 100%...," page 9</u>

16.   You state that your directors currently own 100% of your common stock and will own "over 10.4% after the offering is completed," assuming all shares being offered are sold. Please expand this disclosure to clarify that they may own a significantly higher percentage in the event that not all of the shares being offered are sold. Consider expressing their potential post-offering ownership as a range.

<u>Description of Business, page 19</u>

17.   Please revise your disclosure to ensure that it clearly reflects the status of the company's business. For example, it is unclear from your disclosure which of the services described (e.g., consulting, content building, and content production) are currently offered and which you plan to offer in the future. Clarify what you have accomplished to date, how you intend to generate revenues, and what remains to be accomplished in order for you to begin to generate revenues.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Capital Resources and Liquidity, page 24</u>

18.   Please revise this section to state clearly whether your currently available and contractually committed capital resources are sufficient to fund planned operations for a period of not less than 12 months from the date of the prospectus. If the currently available and contractually committed capital resources are not sufficient to fund planned operations for that 12-month period, state the deficiency in quantitative terms.

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

19.   We note based on disclosures provided throughout the filing that you are highly dependent on the proceeds from this offering to implement the business plan. We also note the risk factor on page 8 where you discuss that you anticipate increases in your operating expenses within the next 12 months without realizing increased revenue from services and software, and that in funding the design and development of the software,

you will incur significant financial losses in the foreseeable future. We further note your disclosure in connection with a risk factor on page 9 indicating that limited proceeds from the offering may not constitute enough capital to fund operations and may cause the company to go out of business. In light of the foregoing, please discuss your auditor's consideration of the company's ability to continue as a going concern pursuant to AU Section 341. The response should include, but not be limited to, a discussion of how your auditor considered and overcame the existence of these factors in their evaluation and conclusion pursuant to this guidance.

Statement of Operations, page F-3

20.   We note you appear to have adopted ASU No. 2011-05 based on your presentation of the total of comprehensive income and related components as a single continuous statement. Please address the following with regard to this presentation:

- Tell us what consideration you have given to titling this financial statement "Statement of Comprehensive Income." If you revise the name of this financial statement, please ensure the audit report reflects this change accordingly.

- Please revise to remove the net income (loss) line item under "Comprehensive Income" as it is duplicative and unnecessary. In this regard, placement of the other comprehensive income (loss) section should be directly below the initial net income (loss) line. Refer to the example in ASC 220-10-55-7.

- Please tell us how your presentation complies with one of the alternative formats for presenting the income tax effects of the component of other comprehensive income (loss) as noted in ASC 220-10-45-11 and 45-12.

Certain Relationships and Related Transactions, page 30

21.   You disclose in Note 3 on page F-7 that the company borrowed funds from its directors during fiscal years 2011 and 2012. Please provide the disclosure called for by Item 404(d) with respect to these related-party loans in the present section.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Gregg E. Jaclin, Esq.
        Anslow + Jaclin LLP